SEPULVEDA DISTRIBUTORS, LLC
Statement of Operations
For the year ended December 31, 2015

Revenues	
Commissions from Member	$ 104,139
Total revenues	104,139
Expenses	
Commissions	104,139
Audit and tax services	33,150
Regulatory fees	52,847
Total expenses	190,136
Net loss	$ (85,997)

See accompanying notes to financial statements.